UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2017

Commission File Number 001-35704

Seadrill Partners LLC

(Exact name of Registrant as specified in its Charter)

2nd Floor, Building 11

Chiswick Business Park

566 Chiswick High Road London, W4 5YS

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐            No  ☒

Seadrill Partners LLC

Report on Form 6-K For the quarterly period ended March 31, 2017

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2017 contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the operations, performance and financial condition of Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “we,” “us”), including statements concerning plans and objectives of the Company’s management for future operations or economic performance, or assumptions related thereto. In addition, the Company and the Company’s representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. In some cases, you can identify the forward-looking statements by the use of words such as “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results.

Forward-looking statements appear in a number of places in this report and include statements with respect to, among other things:

•	offshore drilling market conditions, including supply and demand;

•	the Company’s distribution policy and the Company’s ability to make cash distributions on the Company’s units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company’s ability to borrow under the credit facility between OPCO (as defined herein), as borrower, and Seadrill Limited (“Seadrill”), as lender;

•	the future financial condition, liquidity or results of operations of the Company or Seadrill;

•	the repayment of debt;

•	the ability of the Company, OPCO and Seadrill to comply with financing agreements and the effect of restrictive covenants in such agreements;

•	the ability of the Company to continue as a going concern;

•	the financial condition of Seadrill and its restructuring efforts;

•	the ability of the Company’s drilling units to perform satisfactorily or to the Company’s expectations;

•	fluctuations in the price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company’s ability to meet any future capital expenditure requirements;

•	the Company’s ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company’s drilling units and any estimates of downtime;

•	the Company’s ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company’s ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company’s ownership interest in OPCO;

•	customer contracts, including contract backlog, contract terminations and contract revenues;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	termination of the Company’s drilling contracts due to force majeure or other events;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company’s ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

•	changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy or scrap drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company’s ability to obtain financing in sufficient amounts and on adequate terms;

•	the Company’s ability to successfully remediate the material weakness in its internal control over financial reporting and disclosure controls and procedures;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	the Company’s fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company and distributions to the Company’s unitholders;

•	future sales of the Company’s common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company’s business strategy and other plans and objectives for future operations.

Forward-looking statements in this report are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company makes no prediction or statement about the performance of the Company’s common units. The various disclosures included in this Report on Form 6-K and in the Company’s other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect the Company’s business, prospects and results of operations should be carefully reviewed and considered.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the interim financial statements presented in this report on Form 6-K, as well as the historical Consolidated Financial Statements and related notes of Seadrill Partners LLC included in our annual report on Form 20-F filed with the SEC on April 27, 2017 (the “Form 20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. In particular, we draw your attention to the statements regarding going concern in Note 1 “General information” to the historical Consolidated Financial Statement’s in the Form 20-F and in this report of Form 6-K. The unaudited interim financial statements included in this report on Form 6-K have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in US Dollars.

Overview

Seadrill Partners is a limited liability company formed by Seadrill Limited (“Seadrill”) to own, operate and acquire offshore drilling units. Most of our drilling units are under contracts with major oil companies such as BP, ExxonMobil and Chevron. The Company’s contracted drilling units have charters with an average remaining term of 1.5 years as of May 31, 2017.

We own (i) a 58% limited partner interest in Seadrill Operating LP (“Seadrill Operating”), as well as the non-economic general partner interest in Seadrill Operating through our 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC. Please refer to the simplified organizational structure provided on page 37 in Item 4. C—Organizational Structure of the Form 20-F.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

Seadrill owns the remaining interests in OPCO. As of May 31, 2017, Seadrill owned 46.6% of the outstanding combined common and subordinated units of the Company, as well as Seadrill Member LLC, which owns a non-economic limited liability interest in the Company and all of our incentive distribution rights.

The Company’s fleet as of May 31, 2017 consisted of four semi-submersible drilling rigs, four drillships and three tender rigs, as follows:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009, completed a drilling contract with Hibernia Management on April 19, 2017 and has commenced a new contract with Statoil Canada Ltd in May 2017 as discussed in “Recent Developments” below;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and is contracted with BP until July 2019. The rig has been on extended standby rate since May 2016 and will return to normal contractual dayrates on July 1, 2017 as discussed in “Recent Developments” below;

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and operated under a drilling contract with Tullow until it was terminated in December 2016. We have disputed the grounds for termination and litigation proceedings have commenced;

•	the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and operated under a drilling contract with BP which was terminated in early April 2015. The West Sirius will earn early termination fees until July 2017;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in October 2020;

•	the drillship West Vela, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with BP that expires in November 2020;

•	the drillship West Capella, which was delivered from the shipyard in 2008 and contracted with ExxonMobil until its drilling contract was terminated in May 2016. As a result of the termination, early termination fees of approximately $125.0 million have been received. The rig is currently preparing to return to operations in the third quarter of 2017 after securing a contract with Total E&P Cyprus in Cyprus and PC Gabon Upstream S.A. (“Petronas Gabon”) in Gabon as discussed further in “Recent Developments” below;

•	the drillship West Polaris, which was delivered from the shipyard in 2008 and is currently operating under a drilling contract with ExxonMobil that expires in March 2018;

•	the semi-tender rig West Vencedor, which was delivered from the shipyard in 2010 and operated under a drilling contract with Petronas which concluded in August 2016. The rig has since been awarded a three-well contract with multiple well-based options with Conoco Phillips in Indonesia and commenced operations in March 2017;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with Chevron that expires in July 2019; and

•	the tender rig T-16, which was delivered from the shipyard in 2013 and is currently operating under a drilling contract with Chevron that expires in August 2019.

Recent Developments

West Aquarius

In January 2017, the West Aquarius secured a two well contract plus the option for a further two wells from Statoil Canada Ltd in eastern Canada which commenced in May 2017.

In April 2017, the West Aquarius secured a one well contract with BP Canada Energy Group ULC in eastern Canada. The contract is expected to commence in the second quarter of 2018.

West Capella

In March 2017, the West Capella secured a one well contract with Total E&P Cyprus in Cyprus. The contract is expected to commence in the third quarter of 2017. The West Capella has recently been upgraded with a Managed Pressure Drilling (“MPD”) system which is expected to be utilized as part of the upcoming work scope.

In May 2017, the West Capella secured a binding Letter of Award for a one well contract plus the option for a further three optional wells with “Petronas Gabon” in Gabon. Commencement of operations under the contract is expected in the fourth quarter of 2017.

West Capricorn

In April 2017, notification was received from BP to commence preparing the West Capricorn for return to operations. The rig will remain on extended standby rate until returning to normal contractual dayrates on July 1, 2017.

Credit Facility Amendments

On April 4, 2017, Seadrill, on behalf of the Company, and Seadrill’s banking group agreed to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. Seadrill has reached agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017.

These covenants relate to the following secured credit facilities:

•	$1,450 million Senior Secured Credit Facility;

•	$420 million West Polaris Facility; and

•	$440 million Rig Financing Agreement.

This forms part of ongoing negotiations between Seadrill and its banks and other creditors and investors regarding the terms of a restructuring plan. The amendment and waiver agreements are subject to, among other things, Seadrill’s compliance with the processes and undertakings set forth therein, including a milestone, which is currently July 31, 2017, by which Seadrill is required to implement a restructuring plan. In the event a consensual restructuring agreement is not concluded or an agreement to a further extension is not reached, Seadrill is also preparing various contingency plans, including potential schemes of arrangement or Chapter 11 proceedings.

The Company is working to insulate itself from events of default that may occur on account of Seadrill’s restructuring efforts and to address near-term refinancing requirements. These discussions are well advanced and we are targeting execution of an agreement prior to the implementation of the broader Seadrill Limited restructuring.

In the event a consensual agreement cannot be reached, the Company is preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill and potential schemes of arrangement and chapter 11 proceedings. Please read “Liquidity and Capital Resources-Borrowing Activities” and Note 6 “Debt” to the unaudited interim financial statements included herein as well as Note 11 “Debt” to our audited financial statements included in our 20-F.

Deferral of first quarter distribution declaration

The Company deferred its first quarter 2017 distribution decision until an agreement is reached with its lending banks to insulate itself from potential events of default by Seadrill Limited should Seadrill Limited require the use of in court processes, such as schemes of arrangement or chapter 11 proceedings, to implement its restructuring.

Contract Backlog

The Company’s contract backlog as of May 31, 2017 totals $2.1 billion. The backlog includes $297,000 per day to be received by the Company until July 24, 2017 in accordance with the termination provisions of the West Sirius contract. The backlog figure does not include any termination payments in relation to the termination of the West Leo.

Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes, in the case of contracts for which we have received a notice of termination, an amount equal to the termination fee per day multiplied by the number of days for which the termination fee is payable under the terms of the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

In addition, the Company’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to the Company if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling unit, the Company’s bankruptcy, sustained unacceptable performance by the Company or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.

The Company’s contracted drilling units are under charters with an average remaining term of 1.5 years as of May 31, 2017. The average remaining contract term is calculated as the total days remaining on the contract divided by the number of contracted rigs. Average remaining contract term also includes the total days remaining on the original contract for units that have been terminated early.

Market Commentary

The offshore drilling market is showing signs of improvement, however is expected to remain challenging in the short to medium term. The majority of customers continue to be focused on conserving cash and are reluctant to commit significant amounts of capital to offshore projects until oil prices stabilize and demonstrate an upward trend. The significant rig supply overhang remains and a faster return to a balanced market will require drilling contractors to be more disciplined in retiring older units.

Tendering activity has continued at increased levels over the past few months, albeit from a low base. Data points increasingly indicate that the market has reached its bottom. An increasing number of recent tenders released by oil companies seek to contract at what we believe are bottom of cycle dayrates for increased durations, in some instances with multiple fixed price option periods.

We remain committed to keeping our units working in the short-term and have successfully re-contracted the West Capella and West Aquarius. We still believe in the long term fundamentals of the offshore drilling industry, driven by years of under-investment in new fields and the competitiveness of offshore resources on a full cycle basis. Seadrill Partners’ high specification fleet, operational expertise and installed base with high quality customers leaves the Company well positioned to continue to withstand the current downturn and capitalize on the recovery when it comes.

Basis of Presentation

Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated.

A. Operating Results

Three Months Ended March 31, 2017 compared to Three Months Ended March 31, 2016

The following table summarizes our operating results for the three months ended March 31, 2017 and 2016:

(In US$ millions)	Three months ended March 31,		Increase/(Decrease)
	2017	2016	$	%
Operating revenues
Contract revenues	$258.6	$401.9	(143.3)	(35.7)%
Reimbursable revenues	5.0	12.5	(7.5)	(60.0)%
Other revenues	63.9	29.6	34.3	115.9%

Total operating revenues	327.5	444.0	(116.5)	(26.2)%

Revaluation of contingent consideration	21.3	—	21.3	—%
Operating expenses
Vessel and rig operating expenses	75.8	109.7	(33.9)	(30.9)%
Amortization of favorable contracts	17.5	17.7	(0.2)	(1.1)%
Reimbursable expenses	4.6	11.5	(6.9)	(60.0)%
Depreciation and amortization	67.0	67.7	(0.7)	(1.0)%
General and administrative expenses	10.5	13.9	(3.4)	(24.5)%

Total operating expenses	175.4	220.5	(45.1)	(20.5)%

Operating income	173.4	223.5	(50.1)	(22.4)%

Financial and other items
Interest income	3.2	2.3	0.9	39.1%
Interest expense	(42.4)	(45.9)	(3.5)	(7.6)%
Loss on derivative financial instruments	(6.2)	(69.7)	63.5	(91.1)%
Foreign currency exchange (loss)/gain	(0.2)	0.6	(0.8)	(133.3)%
Other financial items	(0.5)	—	0.5	—%

Total financial and other items	(46.1)	(112.7)	66.6	59.1%

Income before taxes	127.3	110.8	16.5	14.9%

Tax expense	(20.4)	(37.6)	(17.2)	(45.7)%

Net income	106.9	73.2	33.7	46.0%

Net income attributable to Seadrill Partners LLC members	56.8	36.1	20.7	57.3%
Net income attributable to the non-controlling interest	50.1	37.1	13.0	35.0%

Contract Revenues

Contract revenues for the three months ended March 31, 2017 were $258.6 million (March 31, 2016: $401.9 million). The $143.3 million decrease was primarily due to contract terminations ($115.0 million) and additional idle rigs ($28.3 million).

The following table summarizes our fleet’s average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Three months ended March 31,
	2017			2016
	Number of rigs/ships on contract	Average Daily Revenues (1) (3)	Economic Utilization (2)	Number of rigs/ ships on contract	Average Daily Revenues (1) (3)	Economic Utilization (2)
Semi-submersible rigs	2	$488,142	99.7%	4	$607,896	99.2%
Drillships	3	$544,943	98.3%	4	$560,807	98.2%
Tender rigs	3	$116,028	96.3%	3	$116,590	99.8%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type on contract.
(2)	Economic utilization is calculated as the total revenue received, excluding bonuses, divided by the full operating dayrate multiplied by the number of days in the period for rigs that are on contract.
(3)	Average daily revenues exclude the termination payments received as part of the termination of the drilling contract by BP for the West Sirius and Exxon Mobil for the West Capella.

Reimbursable Revenues

Reimbursable revenues were $5.0 million for the three months ended March 31, 2017 (March 31, 2016: $12.5 million). The decrease was primarily due to less equipment purchased on behalf of customers in the three months ended March 31, 2017, for which we have been reimbursed.

Other Revenues

Other revenues were $63.9 million for the three months ended March 31, 2017 (March 31, 2016: $29.6 million). The increase is due to termination payments received under the West Capella drilling contract which was terminated in May 2016 ($33.9 million).

Revaluation of Contingent Consideration

Included in operating income for the three months ended March 31, 2017 is a $21.3 million gain (March 31, 2016: nil) related to the revaluation of the fair value of the contingent consideration payable by us to Seadrill in respect of the acquisition of the West Polaris. This gain reflects our latest estimates of the relevant assumptions. Included in the fair value gain is an out of period correction of $20.9 million. Refer to Note 7 - “Risk management and financial instruments” to the unaudited interim financial statements included herein.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses were $75.8 million for the three months ended March 31, 2017 (March 31, 2016: $109.7 million). The $33.9 million decrease was primarily due to contract terminations ($18.3 million), additional idle rigs ($10.4 million) and lower operating expenses for rigs in operation ($5.2 million).

Reimbursable Expenses

Reimbursable expenses were $4.6 million for the three months ended March 31, 2017 (March 31, 2016: $11.5 million). The decrease was due to less equipment purchased on behalf of customers in the three months ended March 31, 2017 compared to the same period in 2016.

General and Administrative Expenses

General and administrative expenses were $10.5 million for the three months ended March 31, 2017 (March 31, 2016: $13.9 million). The decrease is primarily due to a reduction in personnel costs.

Interest Expense

Interest expense was $42.4 million for the three months ended March 31, 2017 (March 31, 2016: $45.9 million). The decrease is due to lower debt outstanding as a result of maturities and normal amortization payments.

Loss on Derivative Financial Instruments

The loss on derivative financial instruments was $6.2 million for the three months ended March 31, 2017 (March 31, 2016: $69.7 million loss). The $63.5 million decrease relates to movements in the mark to market valuation of the Company’s interest rate swaps on variable rate debt. Please read “Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risks” and Note 7 “Risk management and financial instruments” to the unaudited interim financial statements included herein.

Currency Exchange Loss/(Gain)

The foreign currency exchange loss of $0.2 million for the three months ended March 31, 2017 (March 31, 2016: $0.6 million gain) was due to the devaluation of foreign currencies relative to the US Dollar.

Income Tax Expense

Income tax expense was $20.4 million for the three months ended March 31, 2017 (March 31, 2016: $37.6 million). The decrease is primarily due to the decrease in operating income compared with the three months ended March 31, 2016.

Please read Item 5 “Operating and Financial Review and Prospects—Critical Accounting Estimates” and Note 4 “Taxation” of the notes to the audited financial statements included in the Form 20-F and Note 5 “Taxation” of the notes to the unaudited interim financial statements included herein.

B. Liquidity and Capital Resources

Liquidity Requirements

The Company operates in a capital-intensive industry, and its primary uses of its liquidity are financing the purchase of additional drilling units, maintenance and ongoing capital expenditures, servicing its debt, funding investments (including the equity portion of investments in drilling units), funding working capital, maintaining cash reserves against fluctuations in operating cash flows, and paying distributions. The Company expects to fund its short-term liquidity needs through cash generated from operations.

Financial information in this report has been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

As of March 31, 2017, our cash and cash equivalents were $862.4 million. We have historically relied on our cash generated from operations to meet our working capital needs. Assuming we maintain compliance with the covenants under our senior secured credit facilities, we believe our current resources, cash available and cash generated from operations, provided by our current contract backlog, are sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months.

Our long-term liquidity requirements include the repayment of long-term debt balances, and funding potential purchases of drilling units. Generally, the Company’s long-term sources of funds will be a combination of borrowings from commercial banks, cash generated from operations and debt and equity financing. The Company expects that it will rely upon financing from external sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion expenditures.

The Company deferred its first quarter 2017 distribution decision until an agreement is reached with its lending banks to insulate itself from potential events of default by Seadrill Limited should Seadrill Limited require the use of in court processes, such as schemes of arrangement or chapter 11 proceedings, to implement its restructuring. As such, no cash distributions were declared or paid to our common unitholders with respect to the quarter ended March 31, 2017.

Cash Flows

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $159.7 million for the three months ended March 31, 2017 (March 31, 2016: $215.3 million). The decrease is primarily due to a decline in operating income since the previous period.

Net Cash Provided by Investing Activities

Net cash provided by investing activities was $17.4 million for the three months ended March 31, 2017 (March 31, 2016: $4.7 million). The increase relates to repayments from Seadrill related to the West Sirius bareboat charter financing loan ($26.7 million) offset by higher drilling unit additions ($7.6 million) and an insurance refund in respect of the West Aquarius in 2016 ($6.4 million).

Net Cash Used in Financing Activities

Net cash used in financing activities was $82.1 million for the three months ended March 31, 2017 (March 31, 2016: $137.5 million). The decrease related to the timing of settlements of contingent consideration owed to Seadrill related to the West Polaris ($21.6 million), lower payments made in respect of related party debt owed to Seadrill ($5.3 million) and lower cash distributions ($29.3 million).

Borrowing Activities

Please refer to Note 6 “Debt” to the unaudited interim financial statements included herein for detailed information on our borrowings and credit facilities.

As of March 31, 2017, we had total outstanding borrowings under our credit facilities of $3,460.7 million (December 31, 2016: $3,487.1 million). In addition, we had interest bearing debt under loan agreements with related parties of $156.2 million (December 31, 2016: $160.3 million).

On April 28, 2016, we agreed to certain covenant amendments in relation to our three secured credit facilities where both Seadrill Partners and Seadrill are borrowers or guarantors. On April 4, 2017, Seadrill, on behalf of the Company, and Seadrill’s banking group agreed to further amendments to these credit facilities to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. This forms part of ongoing negotiations between Seadrill and its banks and other creditors and investors regarding the terms of a restructuring plan. We have consented to these amendments on the grounds that they are beneficial to Seadrill Partners. The key terms and conditions related to the amendment and waiver agreements that affect these credit facilities are set forth in Note 11 “Debt” to our audited financial statements included in our Form 20-F.

Seadrill has indicated that the implementation of a restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings. The Company is working to insulate itself from events of default that may occur on account of Seadrill’s restructuring efforts and to address near-term refinancing requirements. These discussions are well advanced and we are targeting execution of an agreement prior to the implementation of the broader Seadrill restructuring.

In the event a consensual agreement cannot be reached with our lending banks, we are preparing various contingency plans that may be needed to preserve value and continue operations including seeking waivers of cross default with Seadrill Limited and potential schemes of arrangement and chapter 11 proceedings.

As of March 31, 2017, the Company and Seadrill were in compliance with all covenants.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of March 31, 2017:

(In US$ millions)	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	3,616.9	474.9	420.6	2,721.4	—
Interest expense commitments on long-term debt obligations (1)	469.9	136.6	224.9	108.4	—
Commitment fee on undrawn facilities (2)	1.6	1.4	0.2	—	—
Deferred consideration payable (3)	225.5	36.2	125.6	63.7	—

Total	4,313.9	649.1	771.3	2,893.5	—

(1)	The Company’s interest commitment on long-term debt is calculated based on the applicable interest rate of the loan agreements as of March 31, 2017 and the associated interest rate swap rates.
(2)	The $100.0 million revolving credit facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balances of 2.0% per annum and 0.5% per annum respectively. As of March 31, 2017, the outstanding balance on the Amended Senior Secured Credit Facilities revolver was $50.0 million, and the sponsor credit facility was undrawn.
(3)	The Company recognized deferred consideration payable as a result of the purchase of the entities that own and operate the West Vela on November 4, 2014 and the West Polaris on June 19, 2015 from Seadrill. The payment of these amounts is contingent on the amount of contract revenues and mobilization revenues received from the customer. For further information on the nature of these payments please see Note 3 “Business acquisitions” in the notes to the audited financial statements included in the Form 20-F and Note 7 “Risk management and financial instruments” and Note 8 “Related party transactions” in the notes to the unaudited interim financial statements included herein.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

For discussion of our interest rate, foreign currency exchange and concentration of credit risks as of March 31, 2017, please read Note 7 “Risk management and financial instruments” to the unaudited interim financial statements included herein.

Critical Accounting Estimates

The preparation of the unaudited interim Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company’s financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in Note 1 “General information” and Note 2 “Accounting policies” to the notes to the Company’s audited financial statements for the year ended December 31, 2016 included in the Form 20-F.

Seadrill Partners LLC

Index to Unaudited Consolidated Financial Statements

For the quarter ended March 31, 2017

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

for the three months ended March 31, 2017 and 2016

(In US$ millions, except per unit amounts)		Three months ended March 31,
		2017	2016
Operating revenues
Contract revenues		258.6	401.9
Reimbursable revenues		5.0	12.5
Other revenues	*	63.9	29.6

Total operating revenues		327.5	444.0

Revaluation of contingent consideration		21.3	—
Operating expenses
Vessel and rig operating expenses	*	75.8	109.7
Amortization of favorable contracts		17.5	17.7
Reimbursable expenses		4.6	11.5
Depreciation and amortization		67.0	67.7
General and administrative expenses	*	10.5	13.9

Total operating expenses		175.4	220.5

Operating income		173.4	223.5

Financial and other items
Interest income		3.2	2.3
Interest expense	*	(42.4)	(45.9)
Loss on derivative financial instruments	*	(6.2)	(69.7)
Foreign currency exchange (loss)/gain		(0.2)	0.6
Other financial items		(0.5)	—

Total financial and other items		(46.1)	(112.7)

Income before income taxes		127.3	110.8
Tax expense		(20.4)	(37.6)

Net income		106.9	73.2

Net income attributable to Seadrill Partners LLC members		56.8	36.1
Net income attributable to the non-controlling interest		50.1	37.1
Earnings per unit (basic and diluted)
Common unitholders		0.75	0.48
Subordinated unitholders		—	—
Cash distributions declared and paid in the period per common unit		0.10	0.25

*	Includes transactions with related parties. Refer to Note 8 “Related party transactions”.

A Statement of Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED BALANCE SHEETS

as of March 31, 2017 and December 31, 2016

(In US$ millions, except unit amounts)	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	862.4	767.6
Accounts receivables, net	227.2	249.0
Amount due from related party	54.2	80.6
Other current assets	114.5	117.0

Total current assets	1,258.3	1,214.2

Non-current assets
Drilling units	5,300.3	5,340.9
Goodwill	3.2	3.2
Deferred tax assets	12.1	14.1
Other non-current assets	186.7	208.3

Total non-current assets	5,502.3	5,566.5

Total assets	6,760.6	6,780.7

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	327.7	93.8
Current portion of long-term related party debt	135.6	135.6
Trade accounts payable	33.7	31.9
Current portion of deferred and contingent consideration to related party	44.3	45.6
Related party payables	147.7	189.6
Other current liabilities	149.4	168.9

Total current liabilities	838.4	665.4

Non-current liabilities
Long-term debt	3,089.0	3,346.5
Long-term related party debt	20.6	24.7
Long-term deferred and contingent consideration to related party	131.6	157.6
Deferred tax liability	1.5	1.5
Other non-current liabilities	51.8	49.2

Total non-current liabilities	3,294.5	3,579.5

Equity
Members’ capital:
Common unitholders (issued 75,278,250 units as at March 31, 2017 and as at December 31, 2016)	1,162.3	1,123.2
Subordinated unitholders (issued 16,543,350 units as at March 31, 2017 and as at December 31, 2016)	79.6	69.4
Seadrill member interest	—	—

Total members’ capital	1,241.9	1,192.6

Non-controlling interest	1,385.8	1,343.2

Total equity	2,627.7	2,535.8

Total liabilities and equity	6,760.6	6,780.7

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended March 31, 2017 and 2016

(In US$ millions)	Three months ended March 31,
	2017	2016
Cash Flows from Operating Activities
Net income	106.9	73.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67.0	67.7
Amortization of deferred loan charges	2.9	2.9
Amortization of favorable contracts	17.5	17.7
Unrealized (gain)/loss on derivative financial instruments	(3.2)	57.5
Unrealized foreign exchange gain	(1.3)	(1.5)
Payment for long term maintenance	(17.1)	(13.3)
Net movement in deferred taxes	5.4	11.6
Revaluation of contingent consideration	(21.3)	—
Accretion of discount on deferred consideration	4.1	4.4
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	23.1	2.2
Prepaid expenses and accrued income	(3.1)	2.6
Trade accounts payable	1.7	20.1
Related party balances	(15.7)	(52.5)
Other assets	10.1	27.3
Other liabilities	(15.9)	(1.2)
Changes in deferred revenue	(1.4)	(4.0)
Other, net	—	0.6

Net cash provided by operating activities	159.7	215.3

Cash Flows from Investing Activities
Additions to drilling units	(9.3)	(1.7)
Insurance refund	—	6.4
Payment received from loans granted to related parties	26.7	—

Net cash provided by investing activities	17.4	4.7

Cash Flows from Financing Activities
Repayments of long term debt	(26.3)	(26.3)
Repayments of related party debt	(30.8)	(35.3)
Contingent consideration paid	(10.0)	(31.6)
Cash distributions	(15.0)	(44.3)

Net cash used in financing activities	(82.1)	(137.5)

Effect of exchange rate changes on cash	(0.2)	(0.3)
Net increase in cash and cash equivalents	94.8	82.2
Cash and cash equivalents at beginning of the period	767.6	319.0

Cash and cash equivalents at the end of period	862.4	401.2

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

for the three months ended March 31, 2017 and 2016

(In US$ millions)	Common units	Members’ capital Subordinated units	Seadrill member interest	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2015	945.5	18.8	—	964.3	1,133.1	2,097.4

Net income	29.6	6.5	—	36.1	37.1	73.2
Cash distribution	(18.8)	—	—	(18.8)	(25.5)	(44.3)

Balance at March 31, 2016	956.3	25.3	—	981.6	1,144.7	2,126.3

Balance at December 31, 2016	1,123.2	69.4	—	1,192.6	1,343.2	2,535.8

Net income	46.6	10.2	—	56.8	50.1	106.9
Cash distribution	(7.5)	—	—	(7.5)	(7.5)	(15.0)

Balance at March 31, 2017	1,162.3	79.6	—	1,241.9	1,385.8	2,627.7

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 - General information

Basis of presentation

The unaudited interim Consolidated Financial Statements of Seadrill Partners LLC (the “Company” or “Seadrill Partners”) are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). The amounts are presented in United States dollars (US dollar) rounded to the nearest hundred thousand, unless stated otherwise.

The unaudited interim Consolidated Financial Statements do not include all of the disclosures required in complete Annual Financial Statements. These unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s Annual Consolidated Financial Statements as of December 31, 2016 filed on Form 20-F (the “audited 2016 Financial Statements”). The year-end balance sheet data was derived from the audited 2016 Financial Statements, but does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Preparation of Financial Statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company’s unaudited interim Consolidated Financial Statements have been prepared on a going concern basis and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s going concern assumption is based on management’s ability to insulate the Company from events of default that may occur on account of the restructuring efforts and of Seadrill Limited (“Seadrill”) and to address near-term refinancing requirements.

Our short-term liquidity requirements relate to servicing our debt amortizations, interest payments, funding working capital requirements, and making distributions. We believe our current resources, including available cash and cash generated from operations, provided by our current contract backlog, are sufficient to meet our working capital requirements and other obligations as they fall due for at least the next twelve months after the date the financial statements are issued in circumstances other than in the event of a cross default and acceleration as described below.

There are cross default clauses with Seadrill in three Seadrill Partners facilities. An event of a default by Seadrill under its financing agreements could cause amounts outstanding under our loan agreements to be accelerated and become due and payable.

Seadrill Limited has indicated that the implementation of a restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings. The Company is working to insulate itself from events of default that may occur on account of Seadrill’s restructuring efforts and to address near-term refinancing requirements. These discussions are well advanced and we are targeting execution of an agreement prior to the implementation of the broader Seadrill Limited restructuring.

Until such time as an agreement with lenders is reached, uncertainty remains and therefore substantial doubt exists over the Company’s ability to continue as a going concern for twelve months after the date the financial statements are issued.

The Company’s business operations remain unaffected by the broader Seadrill restructuring and the Company expects to continue to meet its ongoing customer and business counterparty obligations as they become due.

For further information, please read Note 6 “Debt”.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim Consolidated Financial Statements are consistent with those followed in the preparation of the annual audited 2016 Financial Statements, unless otherwise included in these unaudited interim Consolidated Financial Statements as separate disclosures.

Out of Period Adjustments

The unaudited interim Consolidated Financial Statements for the quarter ended March 31, 2017 include a pre-tax gain of $20.9 million for out-of-period adjustments relating to 2016. These adjustments relate to the valuation of contingent consideration recognized on acquisition of the West Polaris from Seadrill. Refer to Note 7 “Risk management and financial instruments” for further information.

Management has evaluated the impact of this out-of-period adjustment in 2017 and concluded that this was not material to the financial statements for the quarter ended March 31, 2017 or the estimated results for the year ending December 31, 2017 or to any previously reported quarterly or annual financial statements.

Note 2 - Recent Accounting Pronouncements

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015, the FASB proposed to defer the effective date of the guidance by one year. Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018. The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as of January 1, 2018 as an adjustment to opening retained earnings. The Company’s initial assessment may change as it continues to refine these assumptions.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application. The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company’s leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company’s revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are generally required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard upon its consolidated financial statements and related disclosures.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income Taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the consolidated statement of operations as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is not early adopting this standard and expects to implement in the first quarter of 2018.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows. The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the financial statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 - Segment information

Operating segment

The Company’s fleet is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s revenues by customer for the three months ended March 31, 2017 and 2016 are follows:

	Three months ended March 31,
	2017	2016
BP	50.7%	41.5%
ExxonMobil	24.2%	23.6%
Hibernia	17.5%	13.8%
Chevron	6.4%	4.9%
ConocoPhillips	0.9%	0.0%
Other	0.3%	3.2%
Tullow	0.0%	13.0%

Total	100.0%	100.0%

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	Three months ended March 31,
	2017	2016
United States	165.9	184.3
Canada	57.2	61.3
Angola	46.0	46.0
Nigeria	35.1	61.6
Thailand	22.3	21.9
Other	1.0	11.3
Ghana	—	57.6

Total	327.5	444.0

As of March 31, 2017 and December 31, 2016 the drilling units were located as follows:

Fixed Assets – Drilling units (1)

(In US$ millions)	March 31, 2017	December 31, 2016
United States	2,783.2	2,815.5
Spain	1,081.7	496.2
Angola	547.4	554.0
Canada	479.4	488.0
Thailand	238.7	241.0
Singapore	169.9	171.2
Ghana	—	575.0

Total	5,300.3	5,340.9

(1)	The fixed assets referred to in the table above include eleven drilling units at March 31, 2017 and December 31, 2016. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 - Taxation

The Company’s corporation, deferred and other tax balances at March 31, 2017 and December 31, 2016 are as follows:

(In US$ millions)	March 31, 2017	December 31, 2016
Corporation tax liability	40.5	47.7
Deferred tax asset	12.1	14.1
Deferred tax liability	(1.5)	(1.5)
Uncertain tax positions	45.2	41.7

The effective tax rate for the three months ended March 31, 2017 is 16.0% (three months ended March 31, 2016: 33.9%).

The provision for income taxes during the three months ended March 31, 2017 is calculated by applying an estimate of the annual effective tax rate for the full year to “ordinary” income or loss for this reporting period. The reported figure for income tax reflects the relative proportion of group results earned in this period out of the currently estimated projected results for the full year.

Seadrill Partners LLC is tax resident in the United Kingdom. The Company’s controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently some of the Company’s controlled affiliates formed in the Marshall Islands along with all those incorporated in the United Kingdom (none of whom presently own or operate rigs) are resident in the United Kingdom and are subject to U.K. tax. Subject to changes in the jurisdictions in which the Company’s drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company’s effective income tax rate may vary substantially from one reporting period to another.

Note 5 - Drilling units

(In US$ millions)	March 31, 2017	December 31, 2016
Cost	6,520.5	6,494.1
Accumulated depreciation	(1,220.2)	(1,153.2)

Net book value	5,300.3	5,340.9

Depreciation expense was $67.0 million and $67.7 million for the three months ended March 31, 2017 and 2016, respectively.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6 - Debt

As of March 31, 2017 and December 31, 2016, the Company had the following principal amounts of debt outstanding:

(In US$ millions)	March 31, 2017	December 31, 2016
External debt agreements
Amended Senior Secured Credit Facilities	2,858.4	2,865.7
$1,450 Senior Secured Credit Facility	332.3	342.4
$420 West Polaris Facility	270.0	279.0

Sub-total external debt	3,460.7	3,487.1
Less current portion of long-term external debt	(339.3)	(105.3)

Long-term external debt	3,121.4	3,381.8

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement	37.0	41.2
$440 Rig Financing Agreement	119.2	119.1

Sub-total Rig Financing and Loan Agreements	156.2	160.3

Total related party debt	156.2	160.3
Less current portion of related party debt	(135.6)	(135.6)

Long-term related party debt	20.6	24.7

Total external and related party debt	3,616.9	3,647.4

Outstanding external debt as of March 31, 2017

(In US$ millions)	Principal outstanding	Debt issuance costs	Total external debt
Current portion of long-term external debt	339.3	(11.6)	327.7
Long-term external debt	3,121.4	(32.4)	3,089.0

Total external debt	3,460.7	(44.0)	3,416.7

Outstanding external debt as of December 31, 2016

(In US$ millions)	Principal outstanding	Debt issuance costs	Total external debt
Current portion of long-term external debt	105.3	(11.5)	93.8
Long-term external debt	3,381.8	(35.3)	3,346.5

Total external debt	3,487.1	(46.8)	3,440.3

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The outstanding external and related party debt as of March 31, 2017 is repayable as follows:

(In US$ millions)	March 31, 2017
2018	474.9
2019	391.6
2020	29.0
2021	2,721.4
2022	—
2023 and thereafter	—

Total outstanding debt	$3,616.9

The Company’s facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. A description of the Company’s borrowings including a list of these covenants are contained in Note 11 “Debt” to the notes to the 2016 audited financial statements.

The significant developments relating to the Company’s debt after December 31, 2016 are explained below.

April 2017 Amendments to Certain Credit Facilities

On April 4, 2017, Seadrill on behalf of the Company, and Seadrill’s banking group agreed to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. Seadrill has reached agreement to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers that were set forth in Note 11 “Debt” to the notes to the 2016 audited financial statements under “April 2016 Amendments to Certain Credit Facilities” that were scheduled to expire on June 30, 2017 to September 30, 2017.

These covenants relate to the following secured credit facilities where both parties are borrowers or guarantors:

•	$1,450 million Senior Secured Credit Facility

•	$420 million West Polaris Facility

•	$440 million Rig Financing Agreements

As of March 31, 2017, the Company and Seadrill were in compliance with all covenants.

Note 7 - Risk management and financial instruments

The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its exposure to fluctuating interest rates. Surplus funds are used to repay revolving credit tranches, or placed in accounts and deposits with reputable financial institutions in order to maximize returns, while providing the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements

At March 31, 2017 the Company was party to interest rate swap agreements with Seadrill and external parties with a combined outstanding principal of $3,432.3 million (December 31, 2016: $3,443.2 million), representing 94.9% of the total interest bearing debt obligations of the Company (December 31, 2016: 94.4%). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated Statement of Operations under “Loss on derivative financial instruments”.

The total fair value of the related party interest rate swaps, with Seadrill as counterparty, was a net asset of $4.2 million and gross asset of $4.4 million at March 31, 2017 (December 31, 2016: a net asset of $2.4 million and gross asset of $2.6 million). The fair value of the related party interest rate swaps are classified within amounts due from related party in the Consolidated Balance Sheet.

The total fair value of the external party interest rate swaps outstanding at March 31, 2017 was a net liability of $52 million and gross liability of $60.6 million (December 31, 2016: a net liability of $55.2 million and gross liability of $70.2 million). The fair value of the external party interest rate swaps are classified within “Other current liabilities” in the Consolidated Balance Sheet.

These interest rate swaps are reflected net on the Company’s balance sheets to the extent netting is as allowed under its International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements. This is classified within other current liabilities in the Company’s balance sheet as of March 31, 2017 and December 31, 2016.

The total realized and unrealized loss recognized for the three months ended March 31, 2017 was $6.2 million (March 31, 2016: loss of $69.7 million), consisting of an unrealized gain of $5.1 million and a realized loss of $11.3 million (March 31, 2016: unrealized loss of $57.5 million and a realized loss of $12.2 million).

The Company’s interest rate swap agreements as of March 31, 2017, were as follows:

Maturity of contract	Outstanding principal	Receive rate	Pay rate
(In US$ millions)
July 2, 2018	397.5	3 month LIBOR	1.10	%(1)(2)
October 29, 2019	100.0	3 month LIBOR	1.36	%(2)
June 19, 2020	60.3	3 month LIBOR	1.11	%(1)(2)
December 21, 2020	58.8	3 month LIBOR	1.93	%(1)(2)
February 21, 2021	2,815.7	3 month LIBOR	2.45 - 2.52	%(1)(3)

Total outstanding principal	3,432.3

(1)	The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2)	Related party interest rate swap agreements.
(3)	The Company has a LIBOR floor of 1% whereby the Company receives 1% when LIBOR is below 1%.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As at March 31, 2017, $184.6 million of the Company’s total debt was exposed to interest rate fluctuations, compared to $204.2 million as of December 31, 2016. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, the Company’s interest expense by approximately $1.8 million on an annual basis as of March 31, 2017, as compared to $2.0 million as of December 31, 2016.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements, adjusted for counterparty non-performance credit risk assumptions. It is the Company’s policy to enter into ISDA Master Agreements, with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

The fair values of the Company’s interest rate swaps as at March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017		December 31, 2016
(In US$ millions)	Outstanding Principal	Fair Value	Outstanding Principal	Fair Value
Related party assets/(liabilities) - interest rate swap agreements	616.6	4.2	620.3	2.4
Other current assets/(liabilities) - interest rate swap agreements	2,815.7	(52.0)	2,822.9	(55.2)

Foreign currency risk

The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company’s reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars due to the operations of the West Aquarius in Canada and as such, there is a risk that currency fluctuations could have an adverse effect on the value of the Company’s cash flows. The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on the Company.

The Company’s foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss)”; and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company’s revenues and expenses which are denominated in foreign currencies.

The Company does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Fair values of financial instruments

GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value and estimated fair value of the Company’s financial instruments at March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017		December 31, 2016
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	862.4	862.4	767.6	767.6
Amended senior secured credit facility	1,954.4	2,858.4	1,925.2	2,865.7
Other external debt facilities	556.9	602.3	581.8	621.4
Long term debt to related party	147.8	156.1	153.3	160.3

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The loans under the Amended Senior Secured Credit Facilities are freely tradable and their fair value has been set equal to the price at which they were traded on March 31, 2017 and December 31, 2016. This has been categorized at level 1 on the fair value measurement hierarchy.

Loans under other external debt facilities being the $1,450 million Senior Secured Credit Facility, $420 million West Polaris Facility and long term debt with Seadrill are not freely tradable. As of March 31, 2017 and December 31, 2016 the fair value of the current and long term portion of these debt facilities was derived using the Discounted Cash Flow (DCF) model. A cost of debt of 8.49% was used to estimate the present value of the future cash flows. This is categorized at level 2 on the fair value measurement hierarchy.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Other financial instruments that are measured at fair value on a recurring basis are as follows:

	Fair value	Fair value measurements at reporting date using
(In US$ millions)	March 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivative instruments – Interest rate swap contracts (Related party)	4.2	—	4.2	—

Total assets	4.2	—	4.2	—

Liabilities:
Derivative instruments – Interest rate swap contracts (Related party)	(52.0)	—	(52.0)	—
Related party deferred and contingent consideration	(175.9)	—	(175.9)	—

Total liabilities	(227.9)	—	(227.9)	—

	Fair value	Fair value measurements at reporting date using
(In US$ millions)	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Derivative instruments – Interest rate swap contracts (related party)	2.4	—	2.4	—

Total assets	2.4	—	2.4	—

Liabilities:
Derivative instruments – Interest rate swap contracts	(55.2)	—	(55.2)	—
Related party deferred and contingent consideration	(248.8)	—	(248.8)	—

Total liabilities	(304.0)	—	(304.0)	—

The fair values of interest rate swap contracts are calculated using well-established independent valuation techniques, applied to contracted cash flows and expected future LIBOR interest rates, and counterparty non-performance credit risk assumptions as of March 31, 2017 and December 31, 2016. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed Credit Default Swap rate based on the Company’s traded debt, plus a curve profile and recovery rate.

The fair value of the related party deferred and contingent consideration payable to Seadrill relating to the purchase of the West Vela and the West Polaris are estimated based on future cash outflows discounted back to the present value. The contingent consideration has been discounted to present value using a weighted average cost of capital of 9.5%. These liabilities are considered to be at estimated market rates. These are categorized at level 2 on the fair value measurement hierarchy.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Based on the Company’s latest estimates of the relevant fair value assumption, it recognized a fair value gain of $21.3 million on the contingent consideration in respect of the acquisition of the West Polaris for the quarter ended March 31, 2017. Included in the fair value gain is an out of period gain of $20.9 million. Management has evaluated the impact of this out-of-period adjustment in 2017 and concluded that this was not material to the financial statements for the quarter ended March 31, 2017 or the estimated results for the year ending December 31, 2017 or to any previously reported quarterly or estimated annual financial statements.

Credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company performs ongoing credit evaluations and maintains reserves for potential credit losses where necessary. The Company in the normal course of business does not demand collateral from its counterparties.

Concentration of Credit Risk

There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 3 “Segment information” for an analysis of the Company’s revenue by customer. The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company’s customers are performed and generally do not require collateral in the Company’s business agreements. Reserves for potential credit losses are maintained when necessary.

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote given the strong credit rating of these banks.

Retained risk

Physical Damage Insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.

The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico (West Sirius, West Capricorn, West Vela and West Auriga) with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy expires April 30, 2018.

Loss of Hire Insurance

Seadrill purchases insurance to cover for loss of revenue for their operational rigs in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. If the repair period for any physical damage exceeds the number of days permitted under the Company’s loss of hire policy, it will be responsible for the costs in such period. The Company does not purchase loss of hire insurance on the T-15 and T-16.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Protection and Indemnity Insurance

Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims up to $250.0 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $300.0 million per event and in the aggregate for the West Leo and West Capella, $400.0 million per event and in the aggregate for the West Aquarius and West Polaris, up to $500.0 million per event and in the aggregate for the West Capricorn and West Sirius; and up to $750.0 million per event and in the aggregate for the West Auriga and the West Vela.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 8 – Related party transactions

The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services. Seadrill has also provided financing arrangements as described within this note below.

Net expenses/(income) from Seadrill:

(In US$ millions)	Three months ended March 31,
	2017	2016
Management and administrative fees (a) and (b)	17.5	19.0
Rig operating costs (c)	6.5	7.3
Insurance premiums (d)	2.9	5.1
Interest expense (e)	1.7	3.4
Derivative (gain)/ losses (e)	(1.4)	8.4
Commitment fee on revolving credit facility (f)	0.5	0.5
Bareboat charters expense (g)	2.3	2.0
Other revenues - Nigerian operations (h)	(1.3)	(2.0)
Accretion of discount on deferred consideration (k)	4.1	4.4
Other revenues- Inventory sales	(1.4)	—

Total net related party expenses	31.4	48.1

Receivables/(payables) from related parties:

(In US$ millions)	March 31, 2017	December 31, 2016
Trading balances due from Seadrill and subsidiaries (i)	49.9	80.6
Trading balances due to Seadrill and subsidiaries (i)	(147.6)	(192.0)
$440 million rig financing agreement with Seadrill (T-15 and T-16) (j)	(119.2)	(119.1)
West Vencedor loan agreement with Seadrill (j)	(37.0)	(41.2)
Deferred and contingent consideration to related party - short term portion (k)	(44.3)	(45.6)
Deferred and contingent consideration to related party - long term portion (k)	(131.6)	(157.6)
Derivatives with Seadrill - interest rate swaps (l)	4.2	2.4

(a) Management and administrative services agreements – In connection with the initial public offering (“IPO”), the Company entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management provides the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee to be agreed upon from time to time by the parties. In April 2016, the agreement was extended for an indefinite term and can be terminated by the Company by providing 90 days written notice. During the three months ended March 31, 2017 and March 31, 2016 this fee ranged from 4.85% to 8% of costs and expenses incurred in connection with providing these services.

(b) Technical and administrative service agreements – In connection with the IPO, subsidiaries of the Company entered into certain advisory, technical and/or administrative services agreement with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal of approximately 5% of Seadrill’s costs and expenses incurred in connection with providing these services.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(c) Rig operating costs –relates to rig operating costs charged by the Angolan service company for the West Polaris for the three months ended March 31, 2017 and for the West Vencedor for the three months ended March 31, 2016. These costs are charged by Seadrill at a markup of approximately 5%.

(d) Insurance premiums – the Company’s drilling units are insured by a subsidiary of Seadrill and the insurance premiums incurred are recharged to the Company.

(e) Interest expense and loss on derivatives - relates to interest charged on related party loan arrangements outlined in (j) and the recharge on interest rate swaps with Seadrill. See section (l) for further details on derivative arrangements.

(f) $100 million revolving credit facility – In October 2012 OPCO entered into a $300.0 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5% per annum on the drawn balance, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300.0 million to $100.0 million. This facility remains undrawn.

(g) Bareboat charters - In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of Seadrill Operating LP, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract. The contract was terminated effective April 19, 2017 on completion of the rig’s contract with Hibernia Management. The net effect to the Company of these bareboat charter arrangements was a cost of $25,500 per day, for the period.

Until December 31, 2016 Seadrill T-15 Ltd. and Seadrill International Ltd. were each party to a bareboat charter agreement with Seadrill UK Limited, a wholly owned subsidiary of Seadrill Limited. Under this arrangement, the difference in the charter hire rate between the two charters was retained by Seadrill UK Ltd., in the amount of approximately $820 per day. Similarly, until December 31, 2016 Seadrill T-16 Ltd. and Seadrill International Ltd. were each party to a bareboat charter agreement with Seadrill UK Limited. Under this arrangement, the difference in the charter hire rate between the two charters was retained by Seadrill UK Ltd., in the amount of approximately $770 per day. All of these agreements were terminated effective December 31, 2016.

(h) Other revenues - Nigeria - The Company incurs certain operating costs on behalf of Seadrill drilling units and recharges them at a markup of approximately 5%. Other revenues are earned within the Company’s Nigerian service company from Seadrill for certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Jupiter and West Saturn drilling rigs.

(i) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of management fees, advisory and administrative services, as well as, accrued interest. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free, and are intended to be settled in the ordinary course of business.

(j) Rig financing agreements and loan agreements – See Note 11 “Debt” of the Company’s audited 2016 financial statements for details of the $440 million Rig Financing Agreement and West Vencedor Loan Agreement.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(k) Deferred consideration to related party - On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. The short term deferred and contingent consideration balance was $25.8 million.

On the acquisition of the West Polaris in 2015 the Company recognized a Seller’s Credit balance of $44.6 million, a long term contingent consideration balance of $63.7 million and a short term consideration balance of $31.6 million.

As of March 31, 2017 and December 31, 2016 the outstanding amounts of these balances which are presented on the Consolidated Balance Sheet, are as follows:

(In US$ millions)	March 31, 2017	December 31, 2016
Current deferred and contingent consideration
West Vela	(37.3)	(37.3)
West Polaris	(7.0)	(8.3)

Total current deferred and contingent consideration	(44.3)	(45.6)

Non current deferred and contingent consideration
West Vela	(62.2)	(67.8)
West Polaris	(69.4)	(89.8)

Total non current deferred and contingent consideration	(131.6)	(157.6)

(l) Derivatives with Seadrill - Interest rate swaps - As of March 31, 2017, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $616.6 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. Refer to Note 7 “Risk management and financial instruments “ for further information.

Other agreements and transactions with Seadrill

$143 million Loan Agreement

Effective December 17, 2015, an operating subsidiary of the Company borrowed from a subsidiary of Seadrill $143 million (the “West Sirius loan”) in order to provide sufficient immediate liquidity to meet the terms of its bareboat charter termination payment in connection with the West Sirius contract termination. Concurrently, Seadrill borrowed $143.0 million (the “Seadrill loan”) from a rig owning subsidiary of the Company in order to restore its liquidity with respect to the West Sirius loan.

Each loan bears interest at a rate of LIBOR plus a margin of 0.56% and matures in August 2017. Each of the loan parties understand and agree that the loan agreements act in parallel with each other. The outstanding balance of each loan as at March 31, 2017 was $12.6 million (December 31, 2016: $39.4 million).

These transactions have been classified within current and long-term portions of “Amount due from related party” and “Related party payable” in the Consolidated Balance Sheet.

Spare parts agreement with Seadrill

During 2015, a subsidiary of Seadrill entered into an agreement with the Company to store spare parts of the Company’s West Sirius rig while it is stacked. Seadrill is responsible at its own cost for the moving and storing of the spare parts during the stacking period. Seadrill may use the spare parts of the West Sirius during the stacking period, but must replace them as required by the Company at its own cost.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Indemnifications and guarantees

Tax indemnifications

Under the Omnibus Agreement with Seadrill, and purchase and sale agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Performance guarantees

Seadrill provides performance guarantees in connection with the Company’s drilling contracts in favor of customers of the Company, amounting to a total of $575.1 million as at March 31, 2017 (December 31, 2016: $184.5 million).

Environmental and other indemnifications

Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions from Seadrill subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold.

Loan Guarantees

Seadrill is a guarantor under the (i) the $420 million West Polaris Facility and (ii) the $1,450 million Senior Secured Credit Facility.

Note 9 – Commitments and contingencies

Legal proceedings

From time to time the Company is a party, as plaintiff or defendant, to lawsuits in various jurisdictions in the ordinary course of business or in connection with its acquisition or disposal activities. The Company’s best estimate of the outcome of the various disputes has been reflected in these financial statements as of March 31, 2017.

West Leo

The Company received notification of a force majeure occurrence on October 1, 2016 in respect of the West Leo which was operating for Tullow Ghana Limited (“Tullow”) in Ghana. The Company filed a claim in the English High Court formally disputing the occurrence of force majeure and seeking declaratory relief from the High Court. Tullow subsequently terminated the drilling contract on December 1, 2016 for (a) 60-days claimed force majeure, or (b) in the alternative, frustration of contract, or (c) in the further alternative, for convenience. The Company does not accept that the contract has been terminated by the occurrence of force majeure under the terms of the drilling contract and/or that the contract has been discharged by frustration. Accordingly, the Company’s claim in the English High Court was amended to reflect this. In the event of termination for convenience, the Company is entitled to an early termination fee of 60% of the remaining contract backlog, subject to an upward or downward adjustment depending on the work secured for the West Leo over the remainder of the contract term, plus other direct costs incurred as a result of the early termination. The total amount we are seeking to recover is $277.0 million plus interest.

Patent infringement

In January 2015, a subsidiary of Transocean Ltd. filed suit against certain of our subsidiaries for patent infringement. The suit alleges that two of our drilling rigs that operate in the U.S. Gulf of Mexico violated Transocean patents relating to dual activity drilling. In the same year, we challenged the validity of the patents via the Inter Parties Review process within the U.S. Patent and Trademark Office which ultimately stayed the litigation. The IPR board held in March 2017 that the patents were valid. Despite this finding, we do not believe that our rigs infringe the Transocean patents, which have now expired, and we continue to defend ourselves

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

vigorously against this suit. We do not believe that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position. We have not previously recognized any related loss contingency in our Consolidated Financial Statements as of March 31, 2017 as we do not believe the loss to be probable.

The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company.

Pledged Assets

The book value of assets pledged under financing arrangements at March 31, 2017 was $5,299.7 million (December 31, 2016: $5,340.2 million).

Purchase commitments

At March 31, 2017 and December 31, 2016 the Company had no contractual purchase commitments.

Note 10 - Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below.

	Three months ended March 31,
	2017	2016
(In US$ millions)
Net income allocated to:
Common unitholders	56.8	36.1
Subordinated unitholders	—	—
Seadrill Member Interest	—	—

Net income attributable to Seadrill Partners LLC owners	56.8	36.1

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	75,278
Subordinated unitholders	16,543	16,543
Earnings per unit (basic and diluted):
Common unitholders	0.75	0.48
Subordinated unitholders	0.00	0.00
Cash distributions declared and paid in the period per common unit (1) (2)	0.10	0.25

(1)	Distributions were declared and paid only with respect to the common units in 2017 and 2016.
(2)	The 2017 cash distribution relates to distributions declared for the three months ended December 31, 2016 which was paid on February 14, 2017.

Earnings per unit is calculated as described in Note 16 “Earnings per unit and cash distributions” to the 2016 audited financial statements.

The distribution paid in 2017 and 2016 were less than the Minimum Quarterly Distribution (as defined in the Company’s First Amended and Restated Operating Agreement). Arrearages in the payment of the minimum quarterly distribution on the common units must be paid before any distributions of available cash from operating surplus may be paid in the future on the subordinated units.

SEADRILL PARTNERS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11 – Subsequent Events

Amendments to certain credit facilities

In April 2017, Seadrill, on behalf of the Company, and Seadrill’s banking group agreed to extend a series of key dates as part of Seadrill’s ongoing restructuring efforts. Seadrill has reached agreements to extend the milestone to implement a restructuring plan from April 30, 2017 to July 31, 2017 and also to extend the related covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017.

These covenants relate to the following secured credit facilities:

•	$1,450 million Senior Secured Credit Facility;

•	$420 million West Polaris Facility; and

•	$440 million Rig Financing Agreement.

See Note 11 “Debt” to the notes to the Company’s 2016 audited financial statements and Note 6 “Debt” herein for further information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL PARTNERS LLC
Date: June 27, 2017
	By:	/s/ Mark Morris
Name: Mark Morris Title: Chief Executive Officer